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                                                  Rule 424(b)(3)
                                                  File  No. 2-67531



PROSPECTUS
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                   NEW ENGLAND ELECTRIC SYSTEM
                    (A Voluntary Association)


                            ---------


                      100,000 COMMON SHARES

                      Par Value $1 Per Share

                               and

                      INTERESTS IN THE PLAN

             Offered as set forth herein pursuant to

                  YANKEE ATOMIC ELECTRIC COMPANY
                           Thrift Plan

       Participation in the Yankee Atomic Electric Company
          Thrift Plan is offered as set forth herein to
       eligible employees of Yankee Atomic Electric Company

                            ---------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ----------

         The date of this Prospectus is January 11, 1996
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                        Table of Contents


PROSPECTUS                                                  PAGE

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . .3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . .3

DESCRIPTION OF THE COMMON SHARES OF NEES. . . . . . . . . . .4

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . .7

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . .7

INDEMNIFICATION OF DIRECTORS AND OFFICERS . . . . . . . . . .7


     No person has been authorized to give any information or make any representations, other than as contained herein or contained in documents incorporated by reference, in connection with the offer contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by Yankee Atomic Electric Company, New England Electric System or the Benefits Committee.

     The New England Electric System offices and the Benefits
Committee are located at 25 Research Drive, Westborough,
Massachusetts 01582, telephone number (508) 389 - 2000.

     Various documents incorporated by reference in this prospectus may be inspected during normal business hours at the above address.

     Please refer to the Summary Plan Description for information about the operation of the Yankee Atomic Electric Company Thrift Plan (the Plan) and to the Investment Fund Description for information about the various investment funds available under the Plan.
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AVAILABLE INFORMATION

     New England Electric System (NEES or the Company) is subject to the informational requirements of the Securities Exchange Act of 1934 (the 1934 Act) and in accordance therewith files reports and other information with the Securities and Exchange Commission (SEC). Certain information, as of particular dates, with respect to NEES' directors and officers, their renumeration, and any material interest of such persons in transactions with NEES is disclosed in proxy statements distributed to shareholders of NEES and filed with the SEC. Such reports, proxy statements, and other information can be inspected and copied at the Public Reference
Room of the SEC at 450 Fifth Street, N.W., Washington, DC and at the regional offices of the SEC located at 75 Park Place, New York, New York and 219 South Dearborn Street, Chicago, Illinois. Copies of such material can be obtained from the Public Reference Section of the SEC, Washington, DC 20549, at prescribed rates. NEES' common shares are listed on the New York and Boston Stock Exchanges. Reports, proxy statements, and other information concerning NEES can be inspected at the offices of these stock exchanges: New York Stock Exchange, Inc., 20 Broad Street, New York, New York; Boston Stock Exchange Incorporated, One Boston Place, Boston, Massachusetts.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are hereby incorporated by reference in this prospectus the following documents heretofore filed with the Securities and Exchange Commission pursuant to the 1934 Act:

a)   The NEES Annual Report on Form 10-K for the year ended December
     31, 1994.

b) The NEES definitive Proxy Statement, dated March 9, 1995, for the Annual Meeting of Shareholders held on April 25, 1995.

c) The NEES Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995, and September 30, 1995, as
     amended.

d)   The Yankee Atomic Electric Company Thrift Plan Audited
     Financial Statements for the year ended December 31, 1994, as contained in Exhibit A of the NEES Annual Report on Form U-5-S for the year ended December 31, 1994.

     All documents filed by NEES and the Yankee Atomic Electric Company Thrift Plan pursuant to Sections 13, 14, or 15(d) of the 1934 Act after the date of this prospectus and prior to termination of the offering of NEES common shares under the Plan, shall be deemed also to be incorporated by reference herein and a part hereof from their respective dates of filing.
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                               -4-

     NEES hereby undertakes to provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any or all other documents referred to above which have been or may be incorporated in this prospectus by reference, other than exhibits to such documents, as well as a copy of the NEES Annual Report to Shareholders for 1994. Written or oral requests for such copies should be directed to: Treasurer, New England Electric System, 25 Research Drive, Westborough, Massachusetts 01582, (508) 389 - 2000.

     In addition to the documents described above, any document which is entitled with the name of the Plan and which contains the legend, "This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933", is incorporated in this prospectus by reference.

DESCRIPTION OF THE COMMON SHARES OF NEES

     The common shares are the only outstanding class of shares of NEES. The Transfer Agent and Registrar for the common shares is The First National Bank of Boston, 100 Federal Street, Boston,
Massachusetts 02110.

     The outstanding common shares are listed on the New York Stock Exchange and the Boston Stock Exchange. The additional common shares will be listed on those exchanges when issued.

     The following brief summary of certain provisions relating to the common shares is merely an outline and does not purport to be complete. It sues terms defined in the documents mentioned and is qualified in its entirety by reference to said documents which are either filed as exhibits to the registration statement or are documents incorporated by reference herein.

Voting and Dividend Rights
---------------------------

     The holders of common shares are entitled to one vote for each share held and are entitled to dividends out of the net earnings or surplus fund of NEES when such dividends have been declared by the NEES board of directors, but shareholders must look only to the trust estate for the payment thereof.

     The Agreement and Declaration of Trust, as amended, of NEES (the Declaration of Trust) contains a fair price provision (the Fair Price Provision) governing Business Combinations (as defined) involving NEES and any substantial (10% or more) holder of NEES' common shares. The Fair Price Provision requires that in a business combination involving NEES and a 10% or greater shareholder of NEES, all shareholders must receive the same price for their shares, unless the transaction is approved by (i) a majority of the "continuing
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                               -5-

directors" of NEES, as defined therein, or (ii) a vote of 80% of all outstanding shares and two-thirds of the shares held by disinterested shareholders, voting as a separate class.

     The Fair Price Provision can subsequently be amended or repealed only by the affirmative vote of holders of the same percentage of outstanding common shares required to approve a business combination described in (ii) above, except that it may be amended by holders of a majority of common shares if the proposed amendment has also been approved by the continuing directors as in the best interests of shareholders.

Limitations on Dividends
------------------------

     The Declaration of Trust provides that share capital representing the common shares shall include (a) $94,544,131 for the common shares issued prior to January 1, 1953, (b) the consideration received for such shares issued thereafter, and (c) any balances remaining in capital surplus not included in (a) or (b). The Declaration of Trust further provides that the share capital shall not be available for the payment of dividends, and that the share capital shall not be reduced below the sum of (a) and (b) without a vote of a majority of the shares outstanding and entitled to vote at a meeting duly called.

     The income of NEES is derived mainly from dividends paid by subsidiaries. In addition to the many factors of specific application, including accounting requirements, regulatory orders, indentures relating to indebtedness, and preferred stock preferences, which may affect dividends or the income of the subsidiaries available for dividends, the dividends payable by subsidiaries may be affected by various Federal or state statutes, rules, regulations, and decisions of general application to corporations of a similar type.

Liquidation Rights
------------------

     After satisfaction of all liabilities, the holders of the common shares are entitled to receive pro rata the remaining assets of NEES, in cash or in kind.

Preemptive Rights
-----------------

     There are no preemptive rights associated with the NEES common shares.
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General
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     NEES being an unincorporated voluntary association, the title to its property is in a trustee (now The State Street Bank and Trust Company) which acts at the direction of the board of directors of NEES.

     The board of directors of NEES is elected annually by the shareholders. NEES has broad powers under the Declaration of Trust, most of which can be exercised by the board of directors.

     The outstanding common shares of NEES are, and when duly issued and paid for the additional common shares will be, full-paid and nonassessable. Authorized by unissued shares of NEES may be issued either for money, services, or property, or in exchange for other shares of NEES at the time outstanding, and upon such terms as to valuation of shares, services or property or other shares and otherwise, as the board of directors of NEES may in its absolute discretion see fit.

     The Declaration of Trust contains a provision designed to eliminate liability of shareholders to the extent permitted by law. It specifies that every person shall look only to the trust estate for payment or damages or otherwise and that every written agreement and obligation shall refer to this provision. Despite these provisions, the shareholders of a voluntary association such as NEES might, with respect to the liabilities of shareholders under Massachusetts law, be treated in legal contemplation as partners and as such under some circumstances might be held personally liable for certain obligations or liabilities of NEES. Counsel for NEES considers the possibility of any such personal liability to be remote because, in his opinion, shareholders are protected under the laws of Massachusetts from personal liability on contract obligations containing the so-called limited liability clause which NEES inserts in all contract obligations including debt securities, and because NEES is a holding company and the possibility of substantial liabilities arising from torts or statutory liabilities or penalties, other than tax liabilities, is not as great as in the case of companies operating physical properties.

     Notwithstanding the fact that NEES is a holding company, in suits and claims against its subsidiaries, including environmental claims, courts and agencies might attempt to assign liability to NEES despite traditional principles of corporate law. Further, counsel for NEES understands that unincorporated voluntary associations have been treated as general partnerships under the laws of a few states, including Texas in which NEES' oil and gas subsidiary has qualified to do business as a foreign corporation. Even so, for the reasons cited above and because of the substantial capitalization of NEES and
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                               -7-

its subsidiaries, counsel for NEES considers the possibility of personal liability of the shareholders of NEES to be remote.

LEGAL MATTERS

     Legal matters in connection with the issuance of NEES common shares offered hereby have been passed upon for NEES by Robert King Wulff, Esq., Corporation Counsel, 25 Research Drive, Westborough, Massachusetts 01582, an employee of a subsidiary of NEES, as of October 1, 1995, owner of approximately 8,010 common shares of NEES.

     Messrs. Ropes & Gray, One International Place, Boston,
Massachusetts 02110 have reviewed the Plan for compliance with the Employee Retirement Income Security Act.

EXPERTS

     The consolidated balance sheets and statements of capitalization of NEES and its subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, retained earnings and changes in financial position for each of the three years in the period ended December 31, 1994 and the consolidated financial statement schedules; and the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993 and the related statements of changes in the net assets available for plan benefits for each of the three years in the period ended December 31, 1994, incorporated by reference in this prospectus, have been so incorporated in reliance upon the reports of Coopers & Lybrand, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     To the extent applicable under the provisions of the Declaration of Trust, NEES will indemnify its directors and officers (including members of the Benefits Committee) against liabilities and expenses, including counsel fees reasonably incurred, resulting from litigation or threatened litigation in which any such directors or officers may be involved by reason of their positions. Indemnification is withheld whenever the director or officer is adjudicated "not to have acted in good faith in the reasonable belief that his action was in the best interest" of NEES. Officers and Directors Insurance is also provided.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers of NEES pursuant to the foregoing provision or otherwise, NEES has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in said Act, and is, therefore, unenforceable.